Filed pursuant to Rule 433
Dated October 4, 2006

Relating to
Pricing Supplement No. 115 dated October 4, 2006 to
Registration Statement No. 333-131266
GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Fixed Rate Senior Bearer Notes Due 2016

Issuer:	Morgan Stanley
Principal Amount:	€1,250,000,000
Maturity Date:	October 12, 2016
Trade Date:	October 4, 2006
Original Issue Date (Settlement):	October 12, 2006
Interest Accrual Date:	October 12, 2006
Issue Price (Price to Public):	99.952%
Agents’ Commission:	0.45%
All-in Price:	99.502%
Net Proceeds to Issuer:	€1,243,775,000
Interest Rate:	4.375% per annum
Interest Payment Period:	Annual
Interest Payment Dates:	Each October 12, commencing October 12, 2007
Day Count Convention:	Actual/Actual
Specified Currency:	Euro (“€”)
Minimum Denomination:	€50,000 and integral multiples of €1,000 in excess thereof
Business Day:	London, TARGET Settlement Day and New York
Listing:	London
ISIN:	XS0270800815
Common Code:	027080081
Issuer Ratings:	Aa3 / A+ / AA-
Trustee:	The Bank of New York (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Agents:	Morgan Stanley & Co. International Limited and such other agents as shall be named in the above-referenced Pricing Supplement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006